DRESSER INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
                       COMBINED WITH UNCONSOLIDATED SUBSIDIARIES
                   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                        (millions of dollars except for ratio)

                                                  Year Ended October 31,
                                          --------------------------------
                                           1995    1994   1993    1992     1991
                                          -----   -----  -----   -----    -----
     Earnings
     --------
     Consolidated Pretax
        Income from Continuing
        Operations                        342.2   619.4  276.7   187.4    265.4

     Share of Pretax Income of
        less than 50% Owned
        Affiliates:
           Ingersoll-Dresser Pump
              Company                     (13.2)  (8.8)  (17.1)  (2.2)
           Western Atlas
             International, Inc.                         (39.2)  (35.2)   (32.7)

     Share of Net Earnings of
        Other 50% and Less Owned
        Affiliates                        (2.9)   (14.6) (19.8)  (14.7)   (12.8)

     Share of Pretax Income of
        Other 50%
        Owned Affiliates                  10.1    7.1    9.1     10.8     7.3

     Dividends Received from
        less than 50%
        Owned Affiliates                  2.7     7.9    3.1     4.1      2.1

     Fixed Charges (see below)            64.1    61.7   56.5    76.7     74.5
                                          -----   -----  -----   -----    -----





     Total Earnings                       403.0   672.7  269.3   226.9    303.8
                                          -----   -----  -----   -----    -----
     Fixed Charges
     -------------
     Interest Expense                     47.4    49.3   44.5    47.4     56.9

     Debt Expense and
        Amortization                      0.3     0.3    0.3     0.1      0.1

     Premium on Redemption of
        Debentures                                               9.8

     Interest Factor of Rental
        Expense                           16.4    12.1   11.7    15.9     14.5

     Share of Fixed Charges of 50%
        Owned Affiliates Interest Expense                        0.8      0.8
        Interest Factor of Rental Expense                        2.7      2.2

     Total Fixed Charges                  64.1    61.7   56.5    76.7     74.5
     -------------------                  -----   -----  -----   -----    -----

     Ratio of Earnings to Fixed
        Charges                           6.29    10.90  4.77    2.96     4.08
                                          -----   -----  -----   -----    -----
                                          -----   -----  -----   -----    -----
     Notes:

     1. The Company owned 50% of Dresser-Rand Company in 1991 and most of 1992. Effective October 1, 1992, the Company increased its ownership to 51%. Dresser-Rand's pre-tax income is included in Consolidated Pre-Tax Income from Continuing Operations on the basis of 50% in 1991 and 1992 and 100% in 1993 and thereafter.

     2. The Company owned 49% of Ingersoll-Dresser Pump Company from its inception as of October 1, 1992.

     3. The Company owned approximately 30% of Western Atlas International,
        Inc. in 1991, 1992 and 1993.  The Company sold its interest in Western





        Atlas International, Inc. in 1994 and had a pre-tax gain of $275.7 million. Excluding the gain, the 1994 ratio is 6.43.

     4. Share of fixed charges of 50% owned affiliates relates to Dresser-Rand in 1991 and 1992 and is not significant in all other periods.

     5. The interest factor of rental expense is estimated at one-third of rental expense on long-term leases which Management believes to be a reasonable approximation.